333 South Grand Avenue
Los Angeles, CA 90071-1543
T: +1 (213) 615-1700
F: +1 (213) 615-1700
www.winston.com

WARREN R. LOUI
Partner
Phone: +1 (213) 615-1915
Fax: +1 (213) 615-1750
Wloui@winston.com

April 5, 2011
VIA OVERNIGHT COURIER
Ms. Lauren Nguyen
Attorney-Advisor, Division of Corporate Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Re: Nissan Auto Leasing LLC II
Registration Statement on Form S-3
File No. 333-170956
Filed December 3, 2010
Dear Ms. Nguyen:
     Nissan Auto Leasing LLC II (referred to herein as the “Company” or the “Depositor”) has requested us to respond to the Commission staff’s comment letter, dated December 21, 2010 (the “Comment Letter”), relating to the Company’s submission of its registration statement on Form S-3 (the “Registration Statement”), including the base prospectus (the “Base Prospectus”) and the prospectus supplement (the “Prospectus Supplement” and, together with the Base Prospectus, the “Prospectus”) filed on December 3, 2010.
     The Company is submitting herewith (i) one copy of an amended draft Registration Statement, together with one copy marked to show changes from the draft submitted to the Commission on December 3, 2010, and (ii) one copy of the form of transaction documents and legal opinions. The Company has responded to all of the staff’s comments by revising the Registration Statement to comply with each staff comment, providing an explanation, or providing supplemental information as requested. Except as otherwise noted in this letter, the information provided in response to the Comment Letter has been supplied by the Company, which is solely responsible for it. For your convenience, we have included the relevant text of the Comment Letter in bold below and keyed the Company’s responses accordingly. References to page numbers are to those in the marked copies of the Base Prospectus or Prospectus Supplement, as applicable.
BEIJING
CHARLOTTE
CHICAGO
GENEVA
HONG KONG
LONDON
LOS ANGELES
MOSCOW
NEW YORK
NEWARK
PARIS
SAN FRANCISCO
SHANGHAI
WASHINGTON, D.C.

Ms. Lauren Nguyen April 5, 2011 Page 2
     In addition to the revisions made in response to the Comment Letter, the Company has revised the draft Registration Statement in certain other respects to update and clarify certain sections thereof. Such other revisions are also marked in the enclosed copies.
     We are submitting this letter on behalf of the Company. The terms “we,” “us”, and “our” in the following responses refer to the Company.
Registration Statement on Form S-3
General
1.	Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliates of the depositor that have offered a class of asset-backed securities involving the same asset class as this offering.

Response:

The Depositor and each issuing entity that was previously established, directly or indirectly, by the Depositor or any affiliate of the Depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class, i.e. automobile leases and the related leased vehicles. Following are the CIK codes for the affiliates of the Depositor that have offered a class of asset-backed securities involving the same asset class as this offering:

Name of Affiliate	CIK Code	Form 15-15D:
Nissan Auto Lease Trust 2010-B	0001503467	None
Nissan Auto Lease Trust 2010-A	0001491323	None
Nissan Auto Lease Trust 2009-B	0001470862	May 7, 2010
Nissan Auto Lease Trust 2009-A	0001464434	May 7, 2010
Nissan Auto Lease Trust 2008-A	0001429202	April 30, 2009
Nissan Auto Lease Trust 2007-A	0001405601	April 30, 2008
Nissan Auto Lease Trust 2006-A	0001380872	April 30, 2007
Nissan Auto Lease Trust 2005-A	0001337010	May 2, 2006
Nissan Auto Lease Trust 2004-A	0001300197	April 29, 2005
Nissan Auto Lease Trust 2003-A	0001244835	April 28, 2004
2.	Please confirm that finalized agreements will be filed simultaneously with or prior to the filing of the final prospectus by post-effective amendment or Form 8-K. Finalized agreements may be unexecuted as provided by Instruction 1 to Item 601 of Regulation S-K. Exhibits must be filed either as an exhibit to the registration statement by post-effective

Ms. Lauren Nguyen April 5, 2011 Page 3
amendment or under cover of Form 8-K and incorporated by reference into the registration statement. Refer to Securities Act Rule 462(d) and Item 1100(f) of Regulation AB.

Response:

We confirm that finalized agreements will be filed simultaneously with or prior to the filing of the final prospectus by post-effective amendment or Form 8-K.

3.	Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus.

Response:

We confirm that all material terms of the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus.

4.	Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Response:

We confirm that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Prospectus Supplement

General

5.	Please confirm that any collateral certificate that you acquire will comply with the requirements of Rule 190 of the Securities Act.

Response:

We confirm that any collateral certificate that we acquire will comply with the requirements of Rule 190 of the Securities Act.

Ms. Lauren Nguyen April 5, 2011 Page 4
Risk Factors
Lack of liquidity in the secondary market may adversely affect your notes, page S-25
6.	Please expand the risk factor here, or in another appropriate place, to discuss the general issues with respect to the asset-backed securities market in light of the current credit market conditions.

Response:

We have expanded the risk factor referenced above on page S-25 to discuss the general issues with respect to the asset-backed securities market in light of the current credit market conditions.
Credit Scores, page S-36
7.	Please revise to remove the disclaimer in the first paragraph on page S-36 which states that FICO scores are based on independent third party information, “the accuracy of which cannot be verified.” We note that you are responsible for the disclosure in the registration statement.

Response:

The disclosure was intended to indicate that the accuracy of information provided by third parties could not be verified, not that the FICO scores could not be verified. We have revised the disclaimer in the first paragraph on page S-36 to clarify that the accuracy of information provided by third parties to the credit reporting agency cannot be verified.
Description of the Notes, page S-62
8.	We note the disclosure in the first paragraph that the indenture and other basic documents “will be filed with the SEC following the issuance of the Securities.” Please revise to disclose that the finalized agreements will be filed simultaneously with or prior to the filing of the final prospectus by post-effective amendment or Form 8-K.

Response:

We have revised the first paragraph of “Description of the Notes” on page S-62 to state that the finalized indenture and other basic documents will be filed simultaneously with or prior to the filing of the final prospectus by post-effective amendment or Form 8-K.
Payment Date Certificate, page S-78
9.	Refer to subparagraph (xix). Please tell us whether you have a policy of restoring or “reaging” delinquent customer accounts. If so, please revise to provide bracketed form disclosure indicating that you will provide, if material, data regarding the number of accounts designated for the master trust which have been re-aged in both the Summary

Ms. Lauren Nguyen April 5, 2011 Page 5
section and Characteristics of the Leases section of the prospectus supplement. Refer to Item 1100(b) of Regulation AB.

Response:

Item 1121(a) of Regulation AB requires certain changes to the pool after the closing date to be described in the monthly servicing reports. Subparagraph (xix) of the Payment Date Certificate (renumbered in the current version as subparagraph (xviii)) was drafted to ensure compliance with the reporting requirements of Item 1121(a)(9) of Regulation AB to report on any such “restored” or “re-aged” accounts, to the extent material, not the characteristics of the pool as of the closing date. If the pool at closing contains any “restored” or “re-aged” delinquent customer accounts, to the extent material to investors, we will disclose data regarding those accounts in the bracketed form disclosure added to the Summary section and Characteristics of the Leases section.

10.	Refer to subparagraph (xx). It appears you contemplate to include loans that have been modified in the asset pool. If so, revise to provide bracketed form disclosure indicating that you will describe the nature of the modification(s) and provide data regarding the number of modified loans in both the Summary section and Characteristics of the Leases section of the prospectus supplement.

Response:

Item 1121(a) of Regulation AB requires certain changes to the pool after the closing date to be described in the monthly servicing reports. Subparagraph (xx) of the Payment Date Certificate (renumbered in the current version as subparagraph (xix)) was drafted to ensure compliance with the reporting requirements of Item 1121(a)(11) of Regulation AB to report on any such modifications that are material, not the characteristics of the pool as of the closing date. If the pool at closing contains modified loans, to the extent material to investors, we will describe the nature of the modification(s) and data regarding the number of modified loans in the bracketed form disclosure added to the Summary section and Characteristics of the Leases section of the prospectus supplement.
Base Prospectus
Credit Enhancement, page 4
11.	We note disclosure on page 4 which states that credit enhancement may include “other credit facilities.” Please revise the Summary of Terms section and base prospectus to describe all the forms of credit enhancement or other support that may be included in a takedown. Refer to Item 1103(a)(ix) and Item 1114 of Regulation AB.

Response:

We have deleted the disclosure on page 4 which states that credit enhancement may include “other credit facilities.”

Ms. Lauren Nguyen April 5, 2011 Page 6
If you have any further questions that you would like to discuss, please do not hesitate to contact me at (213) 615-1915 or the Company’s in-house counsel, Sean Caley, at (615) 725-1664. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,
/s/ Warren R. Loui Warren R. Loui